UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

TELUS International (Cda) Inc.
(Name of Issuer)
Subordinate Voting Shares
(Title of Class of Securities)
87975H100
(CUSIP Number)
TELUS Corporation Floor 5, 510 West Georgia Street Vancouver, BC V6B 0M3 Telephone: (604) 695-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87975H100

1		Names of Reporting Persons. TELUS Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 158,178,841(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 158,178,841(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 158,178,841(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 60.4%(2)
14		Type of Reporting Person (See Instructions) HC

1.	Consists of 6,174,822 subordinate voting shares, no par value, of the Issuer (“Subordinate Voting Shares”) and 152,004,019 multiple voting shares of the Issuer (“Multiple Voting Shares”) held by 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share.

2.	This percentage is calculated based upon 110,088,448 outstanding Subordinate Voting Shares of the Issuer and 164,381,876 outstanding Multiple Voting Shares of the Issuer as disclosed in the Issuer’s Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2024 (the “6-K”). The Reporting Person, therefore, held 92.5% of the outstanding Multiple Voting Shares and 5.6% of the outstanding Subordinate Voting Shares, which represents 87.0% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares. Assuming the Reporting Person converted all of its Multiple Voting Shares into Subordinate Voting Shares and BPEA does not convert its Multiple Voting Shares into Subordinate Voting Shares, the Reporting Person would have 60.4% of the outstanding Subordinate Voting Shares.

Item 1.  Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the Statement on Schedule 13D filed by the Reporting Person with the SEC on May 26, 2023 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed with the SEC on February 16, 2024). This Amendment No. 2 relates to the Subordinate Voting Shares of TELUS International (Cda) Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at Floor 5, 510 West Georgia Street, Vancouver, BC V6B 0M3. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 2 is being filed to report that the percentage of Subordinate Voting Shares that the Reporting Person may be deemed to beneficially own increased by more than 1% as a result of the transactions described in Item 5(c) below.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

The Reporting Person used cash from the working capital of one or more of its wholly-owned subsidiaries to make the open market purchases of Subordinate Voting Shares described under Item 5 to this Schedule 13D for an aggregate purchase price of $21,470,893.47.

Item 4. Purpose of Transaction

This Amendment further amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the final paragraph:

Subordinate Voting Shares were acquired by wholly-owned subsidiaries of the Reporting Person through a series of open market purchases for the purpose of making an investment in the Issuer. The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Subordinate Voting Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time.

Except as set forth in this Schedule 13D (including the Original Schedule 13D), the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Issuer Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the third, fourth and fifth paragraphs of Item 5 of the Original Schedule 13D in its entirety as set forth below:

The calculation of the percentage of Subordinate Voting Shares outstanding beneficially owned by the Reporting Person or a Schedule I Person, as the case may be, is based upon 110,088,448 outstanding Subordinate Voting Shares of the Issuer and 164,381,876 outstanding Multiple Voting Shares of the Issuer as of March 21, 2024, as reported by the Issuer in the 6-K.

As of September 25, 2024, the Reporting Person beneficially owned an aggregate of 6,174,822 Subordinate Voting Shares and 152,004,019 Multiple Voting Shares, which together represent approximately 60.4% of the outstanding shares of Subordinate Voting Shares, calculated assuming conversion of all Multiple Voting Shares owned or acquired by the Reporting Person into Subordinate Voting Shares. All such Subordinate Voting Shares and Multiple Voting Shares are held by 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person.

(c) Except as reported below, the Reporting Person has not effected any transactions during the past 60 days in any Subordinate Voting Shares or Multiple Voting Shares.

Buyer	Date of Transaction	Transaction	Number of Subordinate Voting Shares	Price Per Subordinate Voting Share
1276435 BC LTD	August 6, 2024	Open market purchase	500,000	$4.24
1276435 BC LTD	August 7, 2024	Open market purchase	500,000	$4.17
1276435 BC LTD	August 8, 2024	Open market purchase	289,678	$4.13
1276435 BC LTD	August 9, 2024	Open market purchase	416,400	$4.16

1276435 BC LTD	August 13, 2024	Open market purchase	367,500	$4.20
1276435 BC LTD	August 14, 2024	Open market purchase	126,500	$4.32
1276435 BC LTD	August 15, 2024	Open market purchase	393,100	$4.63
1276435 BC LTD	August 16, 2024	Open market purchase	200,000	$4.75
1276435 BC LTD	August 19, 2024	Open market purchase	94,300	$4.75
1276435 BC LTD	August 20, 2024	Open market purchase	8,400	$4.73
1276435 BC LTD	August 21, 2024	Open market purchase	300,000	$4.74
1276435 BC LTD	August 22, 2024	Open market purchase	100,000	$4.84
1276435 BC LTD	August 23, 2024	Open market purchase	100,000	$4.82
1276435 BC LTD	August 26, 2024	Open market purchase	30,798	$4.96
1276435 BC LTD	August 29, 2024	Open market purchase	100,000	$4.87
1276435 BC LTD	September 5, 2024	Open market purchase	71,316	$4.88
1276435 BC LTD	September 6, 2024	Open market purchase	66,603	$4.95
1276435 BC LTD	September 9, 2024	Open market purchase	100,000	$5.00
1276435 BC LTD	September 10, 2024	Open market purchase	100,000	$4.85
1276435 BC LTD	September 11, 2024	Open market purchase	100,000	$4.98
1276435 BC LTD	September 16, 2024	Open market purchase	100,000	$5.00
1276435 BC LTD	September 17, 2024	Open market purchase	100,000	$5.08
1276435 BC LTD	September 18, 2024	Open market purchase	100,000	$5.05

1276435 BC LTD	September 19, 2024	Open market purchase	72,214	$5.04
1276435 BC LTD	September 20, 2024	Open market purchase	100,000	$4.92
1276435 BC LTD	September 23, 2024	Open market purchase	100,000	$4.71
1276435 BC LTD	September 24, 2024	Open market purchase	100,000	$4.73
1276435 BC LTD	September 25, 2024	Open market purchase	100,000	$4.74

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2024	TELUS Corporation

	By:	/s/ Andrea Wood
Name: Andrea Wood
Title: Executive Vice President and Chief Legal and Governance Officer

SCHEDULE I

Below are the names, present principal occupations and number of Subordinate Voting Shares beneficially owned by each of the executive officers and directors of the Reporting Person. Unless otherwise noted, each of these persons is a Canadian citizen, has a business address of 510 West Georgia Street, Floor 5, Vancouver, British Columbia V6B 0M3, Canada, and beneficially owns less than one percent of the outstanding Subordinate Voting Shares.

Name	Principal Occupation	Number of Subordinate Voting Shares Beneficially Owned

Daren Entwistle	President, Chief Executive Officer, Director	29,700

Doug French	Executive Vice-President and Chief Financial Officer	12,735

Navin Arora	Executive Vice-President and President, Business Solutions	12,100

Zainul Mawji	Executive Vice-President and President, Consumer Solutions	—

Sandy McIntosh	Executive Vice-President, People & Culture and Chief Human Resources Officer	3,486

Andrea Wood	Executive Vice President and Chief Legal and Governance Officer	—

Mario Mele	Senior Vice President and Treasurer	95

Raymond T. Chan	Director	7,500

Hazel Claxton	Director	833

Lisa de Wilde	Director	2,083

Victor Dodig	Director	—

Tom Flynn	Director	2,000

Mary Jo Haddad	Director	850

Martha Hall Findlay	Director	4,720

Christine Magee	Director	4,000

John Manley	Director (Chair)	—

David Mowat	Director	5,000

Marc Parent	Director	5,217

Denise Pickett	Director	4,800

W. Sean Willy	Director	—

EXHIBIT INDEX

Exhibit	Description
1.	Share Purchase Agreement, dated May 16, 2023, between the TELUS International Holding Inc. and BPEA (incorporated by reference to Exhibit 99.1 to the Schedule 13D furnished to the SEC on May 26, 2023).
2.	Shareholders’ Agreement, dated February 5, 2021, among TELUS Communications Inc. and BPEA and the Issuer (incorporated by reference to Exhibit 10.7 to the amendment to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 19, 2021 (SEC File No. 333-251993)).
3.	Amendment No. 1 to the Shareholders’ Agreement, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report furnished to the SEC on Form 6-K on March 15, 2023).
4.	Registration Rights Agreement, dated February 5, 2021, among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. BPEA and the Issuer (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report furnished to the SEC on Form 6-K on February 5, 2021).
5.	Amendment to the Registration Rights Agreement, dated January 3, 2023 (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report furnished to the SEC on Form 6-K on January 9, 2023).
6.	Amended and Restated Shareholders’ Agreement, dated as of June 16, 2023, among the Reporting Person, BPEA and the Issuer (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report furnished to the SEC on Form 6-K on August 4, 2023).
7.	Amendment to the Amended and Restated Shareholders’ Agreement, dated as of December 16, 2023 (filed as Exhibit 2.8 to the 2023 20-F).
8.	Second Amendment and Joinder to the Registration Rights Agreement, dated as of June 16, 2023 (incorporated by reference to Exhibit 99.6 to the Issuer’s Current Report furnished to the SEC on Form 6-K on August 4, 2023).
9.	Third Amendment to the Registration Rights Agreement, dated as of December 21, 2023 (filed as Exhibit 2.6 to the 2023 20-F).